# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Central Bancompany, Inc., CIK 0002065601
CUSIP: 152413100
Title of class of securities: Class A Common Stock, $0.01 par value
Address of issuer's principal executive offices: 238 Madison Street, JEFFERSON CITY, Missouri (MO), 65101
Date of event which requires filing of this statement: 11/19/2025
Filed by CIK 0002094509
Persons authorized to receive notices and communications: Robert M. Robuck, 238 Madison Street, Jeferson City, Missouri (MO), 65101, (573) 634-1111

## Reporting persons
- Central Bancompany, Inc. Amended & Restated Voting Trust Agreement, dated March 5, 2025 (CIK 0002094509): type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 156,873,186; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 156,873,186 (65.79% of the class)
  Comment: Line 8: Consists of shares held indirectly through the Voting Trust of which S. Bryan Cook, Robert R. Hermann, Jr. and Robert M. Robuck are the Trustees. The Trustees, acting by a simple majority, exercise sole voting discretion over all of the shares held in the Voting Trust.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Company's prospectus, dated November 19, 2025, filed with the SEC pursuant to Rule 424(b) (the "Final Prospectus") and (ii) 156,873,186 shares of Class A Common Stock held by the Reporting Person.
- S. Bryan Cook: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 148,569; shared voting power 132,050; sole dispositive power 7,564,069; shared dispositive power 37,780,150; aggregate amount beneficially owned 45,344,219 (19.02% of the class); the aggregate amount excludes certain shares
  Comment: Line 7 and 9: Includes (i) 50,700 shares held in S. Bryan Cook's SEP IRA for which S. Bryan Cook may be deemed to have sole voting or investment power, (ii) 59,250 shares held in S. Bryan Cook's Traditional IRA for which S. Bryan Cook may be deemed to have sole voting or investment power, and (iii) 38,619 shares held by S. Bryan Cook for which he may be deemed to have sole voting power or investment power.
  Line 8 and 10: Includes (i) 132,000 shares held by Lois M. Cook and Sam Byran Cook Joint Tenancy with Right of Survivorship for which S. Bryan Cook may be deemed to have shared voting or investment power and (ii) 50 shares of Class A Common Stock held by the Sam B. Cook Revocable Interim Trust, for which S. Bryan Cook serves as a co-trustee and is a beneficiary and for which he may be deemed to have shared voting or investment power. Excludes 156,873,186 shares held through the Voting Trust, for which Mr. Cook is one of three Trustees. Voting decisions require approval of a majority of the Trustees, and each of the three Trustees has one vote. As a result, under the so-called "rule of three," none of the individual Trustees is deemed to share voting power for such shares.
  Line 9: Includes (i) 7,387,700 shares held indirectly through the Voting Trust for the benefit of Sam Bryan Cook TOD, for which S. Bryan Cook may be deemed to have sole investment power and (ii) 27,800 shares held indirectly through the Voting Trust for the benefit of S. Bryan Cook's SEP IRA, for which S. Byan Cook may be deemed to have sole investment power.
  Line 10: Includes (i) 19,945,200 shares held indirectly through the Voting Trust for the benefit of the Cook Family Trust dated December 3, 2012 (the "Cook Family Trust") for which S. Bryan Cook serves as the trustee and for which he may be deemed to have shared investment power, (ii) 9,419,800 shares held indirectly through the Voting Trust for the benefit of the SBC Trust fbo Julia Cook, for which S. Bryan Cook serves as a co-trustee and for which he may be deemed to have shared investment power, (iii) 1,430,450 shares held indirectly through the Voting Trust for the benefit of the SBC Insurance Trust fbo Julia Cook, for which S. Bryan Cook serves as a co-trustee and for which he may be deemed to have shared investment power, and (iv) 6,852,650 shares held indirectly through the Voting Trust for the benefit of the SBC Foundation, for which S. Bryan Cook serves as a co-trustee and for which he may be deemed to have shared investment power.
  Line 12: Excludes 111,809,586 shares of Class A Common Stock, in each case held indirectly by the Voting Trust for the benefit of other Reporting Persons identified herein as to which S. Bryan Cook expressly disclaims beneficial ownership. This report shall not be construed as an admission that S. Bryan Cook is the beneficial owner of such securities or that he is acting in concert with any other Reporting Person.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 45,344,219 shares of Class A Common Stock held by the Reporting Person.
- Robert M. Robuck: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 86,519; shared voting power 50; sole dispositive power 57,419; shared dispositive power 18,616,150; aggregate amount beneficially owned 18,712,469 (7.85% of the class); the aggregate amount excludes certain shares
  Comment: Line 7: Includes 38,900 shares of unvested restricted Class A Common Stock awards held by Robert. M. Robuck for which he may be deemed to have sole voting power.
  Line 7 and 9: Includes 47,619 shares of Class A Common Stock held by Robert M. Robuck for which he may be deemed to have sole voting or sole investment power.
  Line 8 and 10: Includes 50 shares of Class A Common Stock held by the Sam B. Cook Revocable Interim Trust, for which Robert M. Robuck serves as a co-trustee and for which he may be deemed to have shared voting or investment power. Excludes 156,873,186 shares held through the Voting Trust, for which Mr. Robuck is one of three Trustees. Voting decisions require approval of a majority of the Trustees, and each of the three Trustees has one vote. As a result, under the so-called "rule of three," none of the individual Trustees is deemed to share voting power for such shares.
  Line 9: Includes 9,800 shares held indirectly through the Voting Trust for the benefit of Robert M. Robuck for which he may be deemed to have sole investment power.
  Line 10: Includes (i) 913,200 shares held indirectly through the Voting Trust by Robert M. Robuck and Sally J. Robuck Joint Tenancy with Right of Survivorship for which Robert M. Robuck may be deemed to have shared investment power, (ii) 9,419,800 shares held indirectly through the Voting Trust for the benefit of the SBC Trust fbo Julia Cook, for which Robert M. Robuck serves as a co-trustee and for which he may be deemed to have shared investment power, (iii) 1,430,450 shares held indirectly through the Voting Trust for the benefit of the SBC Insurance Trust fbo Julia Cook, for which Robert M. Robuck serves as a co-trustee and for which he may be deemed to have shared investment power, and (iv) 6,852,650 shares held indirectly through the Voting Trust for the benefit of the SBC Foundation, for which Robert M. Robuck serves as a co-trustee and for which he may be deemed to have shared investment power.
  Line 12: Excludes 138,247,286 shares of Class A Common Stock, in each case held indirectly by the Voting Trust for the benefit of other Reporting Persons identified herein as to which as to which Robert M. Robuck expressly disclaims beneficial ownership. This report shall not be construed as an admission that Robert M. Robuck is the beneficial owner of such securities or that he is acting in concert with any other Reporting Person.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 18,712,469 shares of Class A Common Stock held by the Reporting Person.
- Steven W. Cook: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 34,706; shared voting power 0; sole dispositive power 20,520,656; shared dispositive power 0; aggregate amount beneficially owned 20,520,656 (8.61% of the class)
  Comment: Line 7 and 9: Includes 34,706 shares of Class A Common Stock held by Steven W. Cook for which he may be deemed to have sole voting or sole investment power.
  Line 9: Includes 20,485,950 of shares of Class A Common Stock awards held indirectly through the Voting Trust for the benefit Steven W. Cook for which he may be deemed to have sole investment power.
  Line 13: This percentage is calculated based on 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 20,520,656 shares of Class A Common Stock held by the Reporting Person.
- Morgan W. Cook: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 371,950; shared voting power 0; sole dispositive power 484,000; shared dispositive power 19,945,200; aggregate amount beneficially owned 20,429,200 (8.57% of the class)
  Comment: Line 7 and 9: Includes (i) 371,450 shares of Class A Common Stock held by the Morgan W. Cook Revocable Trust, for which Morgan W. Cook serves as the trustee and is the sole beneficiary and for which she may be deemed to have sole voting or investment power and (ii) 500 shares of Class A Common Stock held by Morgan W. Cook for which she may be deemed to have sole voting or sole investment power.
  Line 9: Includes 112,050 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of the Morgan W. Cook Revocable Trust, for which Morgan W. Cook serves as the trustee and is the sole beneficiary and for which she may be deemed to have sole investment power.
  Line 10: Includes 19,945,200 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of the Cook Family Trust, for which Morgan W. Cook is a beneficiary and for which she may be deemed to have shared investment power.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 20,429,200 shares of Class A Common Stock held by the Reporting Person.
- The Cook Family Trust Dated December 3, 2012: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 19,945,200 (8.36% of the class)
  Comment: Line 11: Includes 19,945,200 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of the Cook Family Trust.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 19,945,200 shares of Class A Common Stock held by the Reporting Person.
- Catherine O. Cook: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 258,050; shared voting power 0; sole dispositive power 293,900; shared dispositive power 19,945,200; aggregate amount beneficially owned 20,239,100 (8.49% of the class)
  Comment: Line 7 and 9: Includes (i) 257,550 shares of Class A Common Stock held by Catherine O. Cook, for which she may be deemed to have sole voting or investment power and (ii) 500 shares of Class A Common Stock held by Catherine O. Cook for which she may be deemed to have sole voting or sole investment power.
  Line 9: Includes 35,850 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of Catherine O. Cook, for which she may be deemed to have sole investment power.
  Line 10: Includes 19,945,200 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of the Cook Family Trust, for which Catherine O. Cook is a beneficiary and for which she may be deemed to have shared investment power.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 20,239,100 shares of Class A Common Stock held by the Reporting Person.
- Anne W. Cook: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,000; shared voting power 0; sole dispositive power 9,000; shared dispositive power 19,945,200; aggregate amount beneficially owned 19,954,200 (8.37% of the class)
  Comment: Line 7 and 9: Includes 9,000 shares of Class A Common Stock held by Anne W. Cook for which she may be deemed to have sole voting or sole investment power.
  Line 10: Includes 19,945,200 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of the Cook Family Trust, for which Anne W. Cook is a beneficiary and for which she may be deemed to have shared investment power.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 19,954,200 shares of Class A Common Stock held by the Reporting Person.
- Sarah Cook Tryhus: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 34,706; shared voting power 0; sole dispositive power 8,503,256; shared dispositive power 10,412,600; aggregate amount beneficially owned 18,915,856 (7.93% of the class)
  Comment: Line 7 and 9: Includes 34,706 shares of Class A Common Stock held by Sarah Cook Tryhus for which she may be deemed to have sole voting or sole investment power.
  Line 9: Includes 8,468,550 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of the Sarah Cook Tryhus Separate Property Trust, for which Sarah Cook Tryhus serves as the trustee and is a beneficiary and for which she may be deemed to have sole investment power.
  Line 10: Includes (i) 5,206,300 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of the Taylor Tryhus 2020 Irrevocable Trust, for which Sarah Cook Tryhus has power to withdraw trust property and substitute assets of equivalent value and for which she may be deemed to have shared investment power and (ii) 5,206,300 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of the Taylor Tryhus 2020 Irrevocable Trust, for which Sarah Cook Tryhus has power to withdraw trust property and substitute assets of equivalent value and for which she may be deemed to have shared investment power.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 18,915,856 shares of Class A Common Stock held by the Reporting Person.
- Nelson C. Grumney, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 50,000; shared voting power 250,000; sole dispositive power 5,847,250; shared dispositive power 12,792,150; aggregate amount beneficially owned 18,639,400 (7.82% of the class)
  Comment: Line 7 and 9: Includes 5,000 shares of Class A Common Stock held by the Nelson C. Grumney, Jr. Revocable Trust, for which Nelson C. Grumney, Jr. serves as the trustee and is a beneficiary and for which he may be deemed to have sole voting or investment power.
  Line 8 and 10: Includes 250,000 shares of Class A Common Stock held by the Grumney Family Trust FBO Nelson C. Grumney, III, for which Nelson C. Grumney, Jr. is a beneficiary and for which he may be deemed to have shared voting or investment power.
  Line 9: Includes 5,842,250 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of the Nelson C. Grumney, Jr. Revocable Trust, for which Nelson C. Grumney, Jr. serves as the trustee and is a beneficiary and for which he may be deemed to have sole investment power.
  Line 10: Includes (i) 12,292,150 shares held indirectly through the Voting Trust for the benefit of the Grumney Family Trust Dated February 5, 2010 (the "Grumney Family Trust"), for which Nelson C. Grumney, Jr. serves as co-trustee and is a beneficiary and for which he may be deemed to have shared investment power and (ii) 250,000 shares of Class A Common Stock held by the Grumney Family Trust FBO Andrew C. Grumney, for which Nelson C. Grumney, Jr. is a beneficiary and for which he may be deemed to have shared investment power.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 18,639,400 shares of Class A Common Stock held by the Reporting Person.
- Mary Blair Cook Sage: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 73,700; shared dispositive power 14,664,800; aggregate amount beneficially owned 14,738,500 (6.18% of the class)
  Comment: Line 9: Includes 73,700 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of Mary Blair Cook Sage, for which she may be deemed to have sole investment power.
  Line 10: Includes 14,664,800 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of Blair's Family Trust Dated May 15, 2003 ("Blair's Family Trust"), for which Mary Blair Cook Sage serves as co-trustee and for which she may be deemed to have shared investment power.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 14,738,500 shares of Class A Common Stock held by the Reporting Person.
- Blair's Family Trust Dated May 15, 2003: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 14,664,800 (6.15% of the class)
  Comment: Line 11: Includes 14,664,800 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of Blair's Family Trust.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 14,664,800 shares of Class A Common Stock held by the Reporting Person.
- Andrew Gregg Curtin Sage III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 14,664,800; aggregate amount beneficially owned 14,664,800 (6.15% of the class)
  Comment: Line 10: Includes 14,664,800 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of Blair's Family Trust, for which Andrew Gregg Curtin Sage III serves as co-trustee and is a beneficiary and for which he may be deemed to have shared investment power.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 14,664,800 shares of Class A Common Stock held by the Reporting Person.
- Samuel Winston Brune: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 14,664,800; aggregate amount beneficially owned 14,664,800 (6.15% of the class)
  Comment: Line 10: Includes 14,664,800 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of Blair's Family Trust, for which Samuel Winston Brune is a beneficiary and for which he may be deemed to have shared investment power.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 14,664,800 shares of Class A Common Stock held by the Reporting Person.
- Nelson C. Grumney, III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 528,900; shared voting power 250,000; sole dispositive power 0; shared dispositive power 13,684,400; aggregate amount beneficially owned 13,684,400 (5.74% of the class)
  Comment: Line 7 and 10: Includes 528,900 shares of Class A Common Stock held by the Nelson C. Grumney, III Family Trust, for which Nelson C. Grumney, III serves as the trustee and is a beneficiary and for which he may be deemed to have sole voting power and shared investment power.
  Line 8 and 10: Includes 250,000 shares of Class A Common Stock held by the Grumney Family Trust FBO Nelson C. Grumney, III, for which Nelson C. Grumney, III serves as the trustee and is a beneficiary and for which he may be deemed to have shared voting or investment power.
  Line 10: Includes (i) 12,292,150 shares held indirectly through the Voting Trust for the benefit of the Grumney Family Trust, for which Nelson C. Grumney, III is a beneficiary and for which he may be deemed to have shared investment power, (ii) 363,350 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of the Nelson C. Grumney, III Family Trust, for which Nelson C. Grumney, III serves as the trustee and for which he may be deemed to have shared investment power, and (iii) 250,000 shares of Class A Common Stock held indirectly by the Voting Trust for the benefit of the Grumney Family Trust FBO Andrew C. Grumney, for which Nelson C. Grumney, III is a beneficiary and for which he may be deemed to have shared investment power.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 13,684,400 shares of Class A Common Stock held by the Reporting Person.
- Andrew C. Grumney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 19,340; shared voting power 250,000; sole dispositive power 17,640; shared dispositive power 13,629,100; aggregate amount beneficially owned 13,648,290 (5.72% of the class)
  Comment: Line 7: Includes (i) 1,550 shares of unvested restricted Class A Common Stock awards held by Andrew C. Grumney, for which he may be deemed to have sole voting power, (ii) 150 shares of vested restricted Class A Common Stock awards held by Andrew C. Grumney, for which he may be deemed to have sole voting power, (iii) 150 shares of Class A Common Stock held by the Andrew C. Grumney Family Trust, for which Andrew C. Grumney serves as the trustee and for which he may be deemed to have sole voting power.
  Line 7 and 9: Includes 17,490 shares of Class A Common Stock held by Andrew C. Grumney for which he may be deemed to have sole voting or sole investment power.
  Line 8 and 10: Includes 250,000 shares of Class A Common Stock held by the Grumney Family Trust FBO Nelson C. Grumney, III, for which Andrew C. Grumney is a beneficiary and for which he may be deemed to have shared voting or investment power.
  Line 9: Includes 150 shares of vested restricted Class A Common Stock awards held by Andrew C. Grumney, for which he may be deemed to have sole investment power.
  Line 10: Includes (i) 12,292,150 shares held indirectly through the Voting Trust for the benefit of the Grumney Family Trust, for which Andrew C. Grumney is a beneficiary and for which he may be deemed to have shared investment power, (ii) 836,800 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of the Andrew C. Grumney Family Trust, for which Andrew C. Grumney serves as the trustee and for which he may be deemed to have shared investment power, (iii) 250,000 shares of Class A Common Stock held indirectly through the Voting Trust for the benefit of the Grumney Family Trust FBO Andrew C. Grumney, for which Andrew C. Grumney serves as the trustee and is a beneficiary and for which he may be deemed to have shared investment power and (iv) 150 shares of Class A Common Stock held by the Andrew C. Grumney Family Trust, for which Andrew C. Grumney serves as the trustee and for which he may be deemed to have shared investment power.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 13,648,290 shares of Class A Common Stock held by the Reporting Person.
- Cynthia Cook Grumney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 12,292,150; aggregate amount beneficially owned 12,292,150 (5.16% of the class)
  Comment: Line 10: Includes 12,292,150 shares held indirectly through the Voting Trust for the benefit of the Grumney Family Trust, for which Cynthia Cook Grumney serves as co-trustee and is a beneficiary and for which she may be deemed to have shared investment power.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 12,292,150 shares of Class A Common Stock held by the Reporting Person.
- Grumney Family Trust Dated February 5, 2010: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 12,292,150 (5.16% of the class)
  Comment: Line 11: Includes 12,292,150 shares held indirectly through the Voting Trust for the benefit of the Grumney Family Trust.
  Line 13: This percentage is calculated based on (i) 238,442,900 shares of Class A Common Stock issued and outstanding as reported in the Final Prospectus and (ii) 12,292,150 shares of Class A Common Stock held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value
Name of issuer: Central Bancompany, Inc.
Address of issuer's principal executive offices: 238 Madison Street, JEFFERSON CITY, Missouri (MO), 65101

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed jointly pursuant to Rule 13d-1(k)(1) for the convenience of the Reporting Persons. The filing of this Schedule 13D shall not be construed as an admission that such persons are, for purposes of Section 13(d) or any other provision of the Exchange Act, a "group" or that they have agreed to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company.

(a) The names of the Reporting Persons are presented below:

Reporting Persons

Central Bancompany, Inc. Amended & Restated Voting Trust Agreement, dated March 5, 2025 (the "Voting Trust")
The Cook Family Trust Dated December 3, 2012 (the "Cook Family Trust")
Blair's Family Trust Dated May 15, 2003 ("Blair's Family Trust")
Grumney Family Trust Dated February 5, 2010 (the "Grumney Family Trust")
S. Byran Cook
Robert M. Robuck
Steven W. Cook
Morgan W. Cook
Catherine O. Cook
Anne W. Cook
Sarah Cook Tryhus
Nelson C. Grumney, Jr.
Mary Blair Cook Sage
Andrew Gregg Curtin Sage III
Samuel Winston Brune
Nelson C. Grumney, III
Andrew C. Grumney
Cynthia Cook Grumney
Residence or business address: Unless otherwise specified below, the principal business address of each Reporting Person is 238 Madison Street, Jefferson City, Missouri 65101.
Present principal occupation or employment:
The principal business of each Reporting Person is presented below:

The Voting Trust

The Voting Trust is governed by the Amended and Restated Voting Trust Agreement dated March 5, 2025 (the "Voting Trust Agreement"), by and among the Company, certain extended members of the Cook family, certain employees, certain descendants of former employees and certain other shareholders (collectively, the "Voting Trust Members"), and S. Bryan Cook, Robert M. Robuck, and Robert R. Hermann, Jr., as trustees (collectively, the "Trustees"). The Voting Trust was established in 1989 by shareholders seeking to secure the continuity and stability of policy, management, and operations of the Company.

Individuals

S. Byran Cook serves as Executive Chairman of the Company and the Central Trust Bank (the "Bank"). He previously served as the Company's Chairman, President and Chief Executive Officer. Prior to that, he served as Chief Operating Officer of the Bank. Mr. Cook also serves as co-trustee of the Voting Trust.

Robert M. Robuck serves as Vice Chairman of the Company and the Bank. He has worked for the Company since its formation in 1970 and has held multiple positions with both the Company and the Bank, including Chief Financial Officer and President and Chief Operations Officer. Mr. Robuck serves as co-trustee of the Voting Trust.

Steven W. Cook is a private investor.

Morgan W. Cook is a private investor.

Catherine O. Cook is a private investor and is employed in a non-executive role by the Company.

Anne W. Cook is a private investor.

Sarah Cook Tryhus is a private investor. Her principal address is c/o Grayhawk Development, 7377 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258.

Nelson C. Grumney, Jr. is a private investor.

Mary Blair Cook Sage is a private investor.

Andrew Gregg Curtin Sage III is a private investor.

Samuel Winston Brune is a private investor.

Nelson C. Grumney, III is a private investor.

Andrew C. Grumney is a private investor and is employed in a non-executive role by the Company.

Cynthia Cook Grumney is a private investor.

Family Trusts

The Cook Family Trust is an estate planning trust established under the laws of the State of Missouri for the benefit of Anne W. Cook, Catherine O. Cook and Morgan W. Cook. S. Bryan Cook serves as the sole trustee of this trust and has sole voting power over the shares held by the trust. S. Bryan Cook, Anne W. Cook, Catherine O. Cook and Morgan W. Cook share dispositive power over the shares held by the trust.

Blair's Family Trust is an estate planning trust established under the laws of the State of Missouri for the benefit of Andrew Gregg Curtin Sage III and Samuel Winston Brune. Mary Blair Cook Sage and Andrew Gregg Curtin Sage III serve as co-trustees and may be deemed to have shared investment power. Samuel Winston Brune, a beneficiary of the trust, has "Crummey" withdrawal rights for any gifts to the trust and power to withdraw trust assets by substituting assets of equivalent value, for which he may be deemed to have shared investment power.

Grumney Family Trust is an estate planning trust established under the laws of the State of Missouri for the benefit of Nelson C. Grumney, Jr. and descendants of Cynthia Cook Grumney. Cynthia Cook Grumney and Nelson C. Grumney, Jr. serve as co-trustees and Nelson C. Grumney, Jr. and descendants of Cynthia Cook Grumney are beneficiaries. Descendants of Cynthia Cook Grumney have "Crummey" withdrawal rights for gifts to the trust. Nelson C. Grumney, Jr., Nelson C. Grumney, III and Andrew C. Grumney also have the power to withdraw trust assets by substituting property of an equivalent value.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: All individual Reporting Persons are citizens of the United States. Reporting Persons that are trusts are organized in the jurisdiction set forth in Item 2(c).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Voting Trust described herein was originally established in 1989 by shareholders seeking to secure the continuity and stability of policy, management, and operations of the Company. Historically, the Reporting Persons individually acquired shares of the Company's Class A Common Stock primarily through private purchases using personal funds or by gift or inheritance and deposited such shares in the Voting Trust. Effective November 1, 1989, the Company amended its articles of incorporation to authorize the non-voting Class B Common Stock and reclassified and converted each share of Class A Common Stock then-outstanding into one share of Class A Common Stock and two shares of non-voting Class B Common Stock. Such Class B Common Stock was not originally included in or deposited into the Voting Trust, which only included the Company's voting stock. However, in connection with the March 2025 amendment and restatement of the Voting Trust Agreement, each of the Reporting Persons agreed to contribute any shares of Class A Common Stock issued upon the subsequent reclassification and conversion of the outstanding shares of Class B Common Stock to Class A Common Stock.

On April 28, 2025, the Company filed a Second Amended and Restated Articles of Incorporation following shareholder approval to amend its capital structure. As part of the amendment, all outstanding shares of Class B Common Stock were reclassified into Class A Common Stock on a one-for-one basis, and no shares of Class B Common Stock remained outstanding. At the time such reclassification and conversion of such Class B Common stock on April 28, 2025, such additional shares of Class A Common Stock that were so reclassified and converted were contributed to the Voting Trust.

On October 9, 2025, the Company declared a 50-for-1 stock split of the Company's issued and outstanding Class A Common Stock in the form of a stock dividend, entitling each shareholder of record on October 20, 2025 to receive 49 additional shares of Class A Common Stock for every one share owned (the "Stock Split"). The Company distributed the additional shares of Class A Common Stock on October 24, 2025.

On November 21, 2025, the Company completed an initial public offering (the "IPO") of 17,778,000 shares of its Class A Common Stock.

Morgan W. Cook, Catherine O. Cook, Nelson C. Grumney, Jr., Nelson C. Grumney, III, and Andrew C. Grumney are all beneficial owners of certain additional shares of Class A Common Stock that have not been deposited into the Voting Trust. These shares of Class A Common Stock were acquired through private purchases purchases using personal funds, by gift or inheritance or as restricted stock awards received from the Company as compensation.

Robert M. Robuck holds unvested shares of Class A Common Stock outside of the Voting Trust that he received as restricted stock awards from the Company as compensation. Such shares will be automatically deposited in the Voting Trust when they vest.

Additionally, pursuant to a directed share program, the following Reporting Persons purchased shares of Class A Common Stock in the IPO at the initial public offering price of $21.00 per share using personal funds: S. Bryan Cook, 38,619 shares; Robert M. Robuck, 47,619 shares; Steven Winston Cook, 34,706 shares; Sarah Cook Tryhus, 34,706 shares; Andrew C. Grumney, 17,490 shares; Anne W. Cook, 9,000 shares; Morgan W. Cook, 500 shares; and Catherine O. Cook, 500 shares (collectively, the "DSP Shares"). No other Reporting Person purchased shares pursuant to the directed share program or otherwise in the IPO.

Pursuant to a sale contract between the parties entered into on September 13, 2025 and which settled on October 8, 2025, the Cook Family Trust purchased certificates in the Voting Trust representing 102,011 shares of Class A Common Stock (equivalent to 5,100,550 shares of Class A Common Stock giving effect to the subsequent Stock Split) (the "Transfer Shares") from S. Bryan Cook at a price of $852.81 per share. As consideration for the Transfer Shares, a promissory note was issued to S. Bryan Cook, TOD by the Cook Family Trust in an amount equal to the purchase price of the Transfer Shares (the "Promissory Note"). The Cook Family Trust and S. Bryan Cook also entered into a collateral pledge agreement, dated September 13, 2025 (the "Collateral Pledge Agreement"), pledging the Transfer Shares as collateral to secure payment under the Promissory Note. The transfer agent did not record the transfer of the Transfer Shares until October 8, 2025.

On October 8, 2025, Cynthia Cook Grumney made an estate planning transfer of 116,845 shares of Class A Common Stock (equivalent to 5,842,250 shares of Class A Common Stock giving effect to the subsequent Stock Split) (the "Estate Planning Shares") to the Nelson C. Grumney, Jr. Revocable Trust. The Estate Planning Shares were acquired as a gift.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is hereby incorporated into this Item 4 by reference.

The Reporting Persons acquired, and presently hold, the shares of Class A Common Stock reported herein for individual investment purposes. The Reporting Persons may, from time to time, depending upon the market conditions and other factors deemed relevant by each Reporting Person independently, acquire additional shares of Class A Common Stock or, subject to the Reporting Person's compliance with the Voting Trust Agreement and/or a lock-up agreement, each as described in Item 6 below, dispose of such shares in the open market or in private transactions, which may include sales for the purpose of diversifying their investments, tax and estate planning purposes or family or charitable gifts.

With the exception of the Voting Trust Agreement, the lock-up agreements and the Registration Rights Agreement, each as described in Item 6 below, the Reporting Persons have no present agreements, arrangements, or understandings among themselves regarding the disposition or acquisition of shares. The Reporting Persons expressly disclaim any coordination, concerted action, or common purpose with respect to their respective beneficial ownership of shares. Each Reporting Person acts independently and, from time to time, may evaluate his or her goals and objectives, other business or investment opportunities available to them, and general economic and equity market conditions, as well as the Company's business operations and prospects. Based on such evaluations, each Reporting Person may independently change his or her plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by him or her, or to acquire additional shares. In addition, each Reporting Person may, from time to time, transfer shares beneficially owned by them for tax, estate planning, charitable or other economic planning purposes.

The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position in the Company or change their purpose or formulate plans or proposals with respect thereto or (ii) propose or consider one or more of the actions described in clauses (a) through (j) of Item 4 to Schedule 13D.

Other than as described above in this Item 4 and in Item 6, the Reporting Persons do not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information provided in Item 3 above is hereby incorporated by reference.

Each Reporting Person expressly disclaims membership in a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder with the other Reporting Persons. As a result, each Reporting Person expressly disclaims any beneficial ownership over shares of Class A Common Stock beneficially owned by the other Reporting Persons. Each Reporting Person acts independently and does not act in concert with any other Reporting Person in relation to the acquisition, disposition, or voting of any shares of the Company.

(a) The information set forth in rows 11-13 of the cover pages for each respective Reporting Person is incorporated by reference in its entirety into this Item 5(a).

If, notwithstanding the foregoing disclaimers, the Reporting Persons were to be deemed to be such a "group," such a group and each Reporting Person could be deemed to have beneficial ownership of 158,751,976 shares of Class A Common Stock. This aggregate amount represents 66.58% of the Company's Class A Common Stock.

The percentages used herein with respect to the beneficial ownership of Class A Common Stock for each Reporting Person are calculated based on the sum of 238,442,900 outstanding shares of Class A Common Stock, as reported in the Company's prospectus, dated November 19, 2025 filed with the SEC pursuant to Rule 424(b).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7-10 of the cover pages for each respective Reporting Person is incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days: The information set forth in Item 3 above regarding the Transfer Shares, the Estate Planning Shares and the DSP Shares is herby incorporated by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Voting Trust Agreement

The Voting Trust Members entered into the Voting Trust with respect to their Class A common stock. All of the Reporting Persons named herein are Voting Trust Members. The Trustees, acting by a simple majority, exercise sole voting discretion over Class A Common Stock held in the Voting Trust. Voting Trust Members are entitled to receive any cash dividends or other cash distributions made in respect of the shares underlying their respective interests in the Voting Trust. To the fullest extent permitted by Missouri law, which governs the Voting Trust Agreement, the Voting Trust Members have waived any and all fiduciary duties of the Trustees.

Subject to the terms and conditions of the Voting Trust Agreement, Voting Trust Members may transfer their interests in the Voting Trust or withdraw their Class A Common Stock from the Voting Trust (i) in connection with a third party sale, subject to a right of first refusal by the Company and (ii) as otherwise permitted by the Trustees in their sole and absolute discretion.

The Voting Trust will terminate on December 31, 2035, which date may be extended for one or more additional ten-year terms with the approval of the Trustees, the Company and Voting Trust Members representing at least 60% of the shares of Class A Common Stock subject to the Voting Trust. In addition, the Voting Trust may be terminated at any time by the unanimous vote of the Trustees. The Voting Trust may only be amended with the written consent of Voting Trust Members representing at least 60% of the shares of Class A Common Stock subject to the Voting Trust.

The foregoing summary of certain terms and conditions of the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Voting Trust Agreement, a copy of which is incorporated by reference herein as Exhibit 1.

Lock-Up Agreements

The Voting Trust Members have agreed, through agreements set forth in the Voting Trust Agreement, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer the shares of Class A Common Stock or any securities convertible into or exchangeable or exercisable for Class A Common Stock held immediately before November 19, 2025, the effective date of the Company's Registration Statement on Form S-1 (the "Effective Date"), for a period of 180 days after the Effective Date, without the prior written consent of Morgan Stanley & Co. LLC. Under the Voting Trust Agreement, the underwriters are intended third-party beneficiaries of these "market stand-off" provisions and may enforce such provisions.

In addition, Reporting Person's who are also executive officers and directors Central, S. Bryan Cook and Robert M. Robuck, have entered into separate stand-alone lock-up agreements providing that, subject to certain limited exceptions, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, they will not, and will not publicly disclose an intention to, during the period ending 180 days after the Effective Date:

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock;
- file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock; or
- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock;
- whether any such transaction described above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise.

The foregoing summary of certain terms and conditions of the Voting Trust Agreement and of the stand-alone lock-up agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the Voting Trust Agreement and to the form of the stand-alone lock-up agreement, copies of which are incorporated by reference herein as Exhibit 1 and 2, respectively.

Registration Rights Agreement

On November 21, 2025, the Company entered into a registration rights agreement with the Voting Trust (the "Registration Rights Agreement"), as required by the Voting Trust Agreement described above. The Registration Rights Agreement provides, among other things and subject to certain exceptions and conditions, that the Company is required to register shares of Class A Common Stock beneficially owned by certain eligible Voting Trust Members for resale under the Securities Act. After such registration, these shares of Class A Common Stock will become freely tradeable without restrictions under the Securities Act.

The foregoing summary of certain terms and conditions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which is incorporated by reference herein as Exhibit 3.

Collateral Pledge Agreement

On September 13, 2025, the Cook Family Trust and S. Bryan Cook entered into the Collateral Pledge Agreement, pledging the Transfer Shares as collateral to secure payment under the Promissory Note. The Collateral Pledge Agreement contains standard default and pledge provisions that contemplate payment of the Promissory Note and the return of the Transfer Shares, with no consequent change in beneficial ownership. In the event of a default, S. Bryan Cook may use the Transfer Shares to satisfy any amounts due under the Promissory Note. The Cook Family Trust retains all voting rights with respect to the Transfer Shares for as long as they are pledged as collateral, except in the case of an event of default.

The foregoing summary of certain terms and conditions of the Collateral Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Collateral Pledge Agreement, a copy of which is incorporated by reference herein as Exhibit 4.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Amended and Restated Voting Trust Agreement (incorporated by reference to Exhibit 9.1 to the Company's S-1/A, filed with the SEC on October 31, 2025).
2* Form of Lock-Up Agreement
3* Registration Rights Agreement, dated November 21, 2025.
4* Collateral Pledge Agreement, dated September 13, 2025.
5* Joint Filing Agreement, dated November 19, 2025.
* Filed herewith

## Signatures
- Central Bancompany, Inc. Amended & Restated Voting Trust Agreement, dated March 5, 2025: /s/ Robert M. Robuck, Robert M. Robuck, Trustee (11/26/2025)
- S. Bryan Cook: /s/ S. Bryan Cook, S. Bryan Cook (11/26/2025)
- Robert M. Robuck: /s/ Robert M. Robuck, Robert M. Robuck (11/26/2025)
- Steven W. Cook: /s/ Steven W. Cook, Steven W. Cook (11/26/2025)
- Morgan W. Cook: /s/ Morgan W. Cook, Morgan W. Cook (11/26/2025)
- The Cook Family Trust Dated December 3, 2012: /s/ S. Bryan Cook, S. Bryan Cook, Trustee (11/26/2025)
- Catherine O. Cook: /s/ Catherine O. Cook, Catherine O. Cook (11/26/2025)
- Anne W. Cook: /s/ Anne W. Cook, Anne W. Cook (11/26/2025)
- Sarah Cook Tryhus: /s/ Sarah Cook Tryhus, Sarah Cook Tryhus (11/26/2025)
- Nelson C. Grumney, Jr.: /s/ Nelson C. Grumney, Jr., Nelson C. Grumney, Jr. (11/26/2025)
- Mary Blair Cook Sage: /s/ Mary Blair Cook Sage, Mary Blair Cook Sage (11/26/2025)
- Blair's Family Trust Dated May 15, 2003: /s/ Mary Blair Cook Sage, Mary Blair Cook Sage, Trustee (11/26/2025)
- Blair's Family Trust Dated May 15, 2003: /s/ Andrew Gregg Curtin Sage, Andrew Gregg Curtin Sage, Trustee (11/26/2025)
- Andrew Gregg Curtin Sage III: /s/ Andrew Gregg Curtin Sage III, Andrew Gregg Curtin Sage III (11/26/2025)
- Samuel Winston Brune: /s/ Samuel Winston Brune, Samuel Winston Brune (11/26/2025)
- Nelson C. Grumney, III: /s/ Nelson C. Grumney, III, Nelson C. Grumney, III (11/26/2025)
- Andrew C. Grumney: /s/ Andrew C. Grumney, Andrew C. Grumney (11/26/2025)
- Cynthia Cook Grumney: /s/ Cynthia C. Grumney, Cynthia C. Grumney (11/26/2025)
- Grumney Family Trust Dated February 5, 2010: /s/ Cynthia C. Grumney, Cynthia C. Grumney, Trustee (11/26/2025)